SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE

For May 14, 2002

NICE-SYSTEMS LTD.
(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Index on Page 4

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 OF NICE-SYSTEMS LTD. (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996).

CONTENTS

This Report on Form 6-K of NICE-Systems Ltd. (the "Company") consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Announcement of Q1 Results.
2. Press Release: Formation of Security Group.
3. Press Release: Nice Announces Board Of Directors Appointments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By: ______________________
Name: Daphna Kedmi
Title: Corporate Secretary

Dated: May 14, 2002

EXHIBIT INDEX

Exhibit No.	Description

1. Press Release: Announcement of results for first quarter of 2002.
2. Press Release: Formation of Security Group.
3. Press Release: Nice Announces Board Of Directors Appointments.

EXHIBIT 1

NICE

NICE SYSTEMS REPORTS RESULTS FOR FIRST QUARTER 2002

Highlights:

Services revenue up 26% sequentially
Product revenue declined moderately, as expected, from strong Q4
Bookings strong – closed seven-figure deals in each business segment in Q1
Cash and equivalents increased to $91.7 million from $89 million in Q4

Ra'anana, Israel, May 14, 2002 — NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced unaudited results for the quarter ending March 31, 2002.

Revenue for the first quarter of 2002 was $36.1 million compared with $25.1 million for the first quarter of 2001 and $37.7 million for the fourth quarter of 2001. Product revenue was $31.2 million compared with $21.8 million in the first quarter of last year and $33.8 million in the fourth quarter of 2001. Services revenue, which includes professional services and maintenance revenues, was $4.9 million in the quarter compared with $3.4 million and $3.9 million in the first and fourth quarters of 2001, respectively.

On a GAAP basis, the Company reported a net loss of $1.2 million, or $0.09 per share, compared with a net loss of $28.9 million, or $2.23 per share, in the first quarter of 2001. The comparable net loss in the fourth quarter of 2001 was $5.9 million, or $0.45 per share.

Excluding restructuring costs and amortization of acquired intangibles, the net loss in the first quarter of 2001 was $13.4 million, or $1.04 per share. Excluding the amortization of acquired intangibles and a one-time expense, the net loss in the fourth quarter of 2001 was $668,000, or $0.05 per share.

Cash and equivalents, including long term deposits, totaled $91.7 million at the end of the first quarter of 2002. Inventory declined further to $9.2 million due largely to the implementation of the initial phase of manufacturing outsourcing.

Commenting on the results, Haim Shani, President and CEO of NICE, said, "We had a solid quarter which met our business targets. We also had strong bookings and improved win rates. We are gratified to see that the trend toward total multimedia recording is continuing. We are involved in a number of deals where the customer initially began with a quality monitoring solution only, but is moving to a total recording platform as the foundation for other types of enhanced applications. We are particularly pleased to see our earlier investments in research and development and global infrastructure paying off. During the first quarter, we received our first major order for NiceTrack as well as a major order for NiceVision Pro for a major U.S. airport. In addition, our sales in EMEA increased 10% over the fourth quarter, reflecting our investment in management, sales and support in that region. We closed seven-figure deals in each of our business sectors - including two in CEM - during Q1 and we ended the quarter with much better visibility than we've had for some time. We are reiterating our guidance of 20-30% year over year growth for 2002 and the improved visibility enables us to be more confident that we can meet this goal."

A teleconference call to discuss these topics will be conducted at 7:30 a.m. EDT, 14:30 in Israel. To take part in the conference call, please refer to the information below:

Live Conference Call
US Toll-free: 1-877-370-1460
International: ++ 1-706-679-3312
Israel: 03-925-5910

Replay
US Toll-free: 1-866-500-4953
International: ++ 972-3-925-5950
Israel: 03-925-5950

The replay number is available for up to 72 hours after the call. No access code is needed for the replay.

This call will be broadcasted live on http://www.nice.com. An online replay will also be available approximately one hour after the call.

About NICE
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Charles Schwab, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Farmers Insurance, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)

Media

Susan Cohen	NICE Systems	972-9-775-3507
susan.cohen@nice.com		

Investors

Rachela Kassif	NICE Systems	972-9-775-3899
investor.relations@nice.com		877-685-6552
Claudia Gatlin	CMG International	973-316-9409
Claudia@cmginternational.us		

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share amounts)

	Three months ended March 31,	
	2001 Unaudited	2002 Unaudited
Revenue		
Product	$ 21,772	$ 31,162
Services	3,352	4,903
Total revenue	25,124	36,065
Cost of revenue		
Product	12,765	14,189
Services	5,110	5,601
Total cost of revenue	17,875	19,790
Gross Profit	7,249	16,275
Operating Expenses:		
Research and development, net	5,371	4,279
Selling and marketing	8,808	8,988
General and administrative	7,562	5,168
Amortization of acquired intangibles	880	-
Restructuring cost	14,554	-
Total operating expenses	37,175	18,435
Operating loss	(29,926)	(2,160)
Financial income, net	1,114	959
Other income (expense), net	(21)	31
Loss before taxes on income	(28,833)	(1,170)
Taxes on income	33	20
Net loss	$ (28,866)	$ (1,190)
Basic loss per share	$ (2.23)	$ (0.09)
Diluted loss per share	$ (2.23)	$ (0.09)
Weighted average number of shares outstanding used to compute:		
Basic loss per share	12,954	13,342
Diluted loss per share	12,954	13,342

NICE SYSTEMS LTD. AND SUBSIDIARIES
FOR COMPARATIVE PURPOSES
NET LOSS AND LOSS PER SHARE EXCLUDING RESTRUCTURING COST AND AMORTIZATION OF ACQUIRED INTANGIBLES
U.S. dollars in thousands (except per share amounts)

	Three months ended March 31,	
	2001 Unaudited	2002 Unaudited
Net loss	$ (13,432)	$ (1,190)
Basic loss per share	$ (1.04)	$ (0.09)
Diluted loss per share	$ (1.04)	$ (0.09)
Weighted average number of shares outstanding used to compute:		
Basic loss per share	12,954	13,342
Diluted loss per share	12,954	13,342

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31, 2001	March 31, 2002
	Audited	Unaudited
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 25,256	$ 29,722
Short-term deposits	311	257
Marketable securities	29,270	32,784
Trade and unbilled receivables	35,009	38,815
Other receivables and prepaid expenses	5,465	6,298
Inventory	11,057	9,189
Total current assets	106,368	117,065
LONG-TERM INVESTMENTS:		
Long-term marketable securities	34,176	28,931
Other long-term investments	7,257	7,351
Total long-term investments	41,433	36,282
FIXED ASSETS, NET	22,111	19,977
OTHER ASSETS, NET	40,100	41,054
TOTAL ASSETS	$ 210,012	$ 214,378
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term bank credit	$ -	$ 8
Trade payables	11,123	13,062
Accrued expenses and other liabilities	25,314	28,674
Total current liabilities	36,437	41,744
LONG-TERM LIABILITIES	6,557	6,278
SHAREHOLDERS' EQUITY	167,018	166,356
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 210,012	$ 214,378

EXHIBIT 2

NICE

NICE FORMS SECURITY GROUP TO ADDRESS CONVERGING NEEDS OF GLOBAL MARKET FOR SECURITY, MONITORING AND IDENTIFICATION

Second "Core" Business Will Combine Strengths of VIM and ISS Divisions to Expand Share of Rapidly Growing, Multi-Billion Dollar Market

Ra'anana, Israel, May 14, 2002 — **NICE Systems (NASDAQ: NICE)**, a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that it will consolidate all its security-related activities in a newly-created Security Group under the leadership of Doron Eidelman, who joins NICE as Executive Vice President and President of the Security Group.

The new group, which combines the digital video recording and threat analysis capabilities of the VIM Division with the government, military, and law enforcement communications intelligence experience of the ISS Division, is expected to represent about 25% of NICE's total revenue this year.

"We have concluded that this huge market opportunity is best served by combining our extensive security-related operations in order to fully exploit the synergies between them," said Haim Shani, president and CEO of NICE Systems. "This new business structure will enable us to capitalize on our unique strengths such as state-of-the-art technology, breadth of product line, domain expertise, integration experience, professional services capabilities, regional structure and global presence."

"Within the $15 billion monitoring and identification segment of the total security products market, we estimate our current target addressable market is about $1 to $1.5 billion. The Security Group will serve vertical segments which include: transportation and airport security, correctional facilities, gaming, corporate and residential security, local law enforcement and public safety, government programs and intelligence agencies."

As part of the strategy to build a second major "core" business within NICE, the new organization will pursue a dual business strategy. The company will continue to sell NiceVision® digital video recording solutions through its extensive global dealer network and via alliances with major companies in the security field. Other security-related products such as the recently introduced NiceTrack®, will also be available as discrete solutions. In addition, with the formation of the Security Group, NICE will be able to pursue a second avenue of growth which involves much larger, more comprehensive security projects that integrate all NICE products and its unique content analysis capabilities. In this effort, the Security Group expects to work with large, diversified companies and major systems integrators that specialize in security solutions. The Group will also continue to form strategic alliances with other technology companies in the monitoring and identification space such as vendors of biometrics systems.

"The magnitude of this opportunity and the need to pursue multiple business strategies that combine the strengths of several areas within NICE, means that we must strengthen the senior management team," said Mr. Shani. "We are extremely fortunate to have recruited an executive of Doron's caliber. His outstanding technical background combined with his extensive general management experience make him ideally suited to assume this important role."

Prior to joining NICE, Mr. Eidelman was chief operating officer of AudioCodes, where he was responsible for sales, R&D, marketing and company operations. Previously, he served in various senior roles at Orbotech for 14 years. As Executive Vice President and President of the Display Division he led the impressive growth of this business.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Charles Schwab, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Farmers Insurance, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)

Trademark note: 360° View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision, and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

Media

Susan Cohen	NICE Systems	972-9-775-3507
susan.cohen@nice.com		

Investors

Rachela Kassif	NICE Systems	972-9-775-3899
investor.relations@nice.com		877-685-6552
Claudia Gatlin	CMG International	973-316-9409
Claudia@cmginternational.us		

EXHIBIT 3

NICE

NICE ANNOUNCES BOARD OF DIRECTORS APPOINTMENTS

Ron Gutler is Appointed Chairman, Joseph Atsmon is Appointed Vice Chairman, Joseph Dauber Replaces Eliezer Yones

Ra'anana, Israel, May 14, 2002 — NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management today announced several new Board of Directors appointments.

The Board of Directors of NICE has voted to appoint Ron Gutler Chairman of the Board. Mr. Gutler, who has been a director since May 2001, is Chairman of Vitalgo Ltd., a real estate investment company, and also manages the Blue Border Horizon Fund, a $200 million global macro fund. Mr. Gutler is a former director of Bankers Trust International and was elected to the Bankers Trust partnership in 1995. Previously, he headed Bankers Trust's trading and sales activities in Asia, Latin America and emerging European markets.

The Board also appointed Joseph Atsmon Vice Chairman of the Board. Mr. Atsmon, who joined the board in September 2001, also serves as Chairman of Discretix Ltd. and Runcom Communications Ltd. He is the former CEO of Teledata Communications Ltd. and has held various executive positions, including VP for Business Development, at Tadiran Ltd.

"I am delighted to serve as Chairman of NICE Systems," said Mr. Gutler. "The Company has exciting opportunities for continued growth and I am confident that we can leverage these opportunities to create significant long-term value for shareholders."

Haim Shani, President and CEO, added, " I am looking forward to working closely with these well-regarded and talented directors to continue executing the strategic and operational plans we have put in place. We are fortunate to have the support and guidance of a board of directors with such a wealth of experience and the strong leadership represented by Ron and Joseph".

In addition, Joseph Dauber joined NICE's board on April 1, 2002, replacing Eliezer Yones. Mr. Dauber is currently Deputy Chairman of the Board of Management and Joint Managing Director of Bank Hapoalim and is responsible for the commercial division of the bank.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Charles Schwab, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation

Administration, Farmers Insurance, Fidelity, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport. (NICE Web Site: www.nice.com)

Trademark note: 360° View, Agent@home, Executive Connect, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, LogIt, LogItAll, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NiceSoft, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision, and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

Investors

Rachela Kassif investor.relations@nice.com	NICE Systems	972-9-775-3899 877-685-6552
Claudia Gatlin claudia@cmginternational.us	CMG International	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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